UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31663/ June 8, 2015

In the Matter of

The MainStay Funds,
MainStay Funds Trust,
MainStay VP Funds Trust, and
New York Life Investment Management LLC

51 Madison Avenue
New York, New York 10010

(File No. 812-14360)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

The MainStay Funds, et al. filed an application on September 19, 2014, and amendments to the application on February 3, 2015 and April 3, 2015, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements with certain wholly-owned subadvisers and non-affiliated subadvisers without shareholder approval and grants relief from certain disclosure requirements.

On May 12, 2015, a notice of the filing of the application was issued (Investment Company Act Release No. 31597). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by The MainStay Funds, et al. (File No. 812-14360) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary